Filed Pursuant to Rule 433

Registration No. 333-166938

AMERICAN BAR ASSOCIATION MEMBERS/NORTHERN TRUST COLLECTIVE TRUST

Free Writing Prospectus Dated September 14, 2010

Relating to Prospectus Dated July 1, 2010

The American Bar Association Members/Northern Trust Collective Trust (the “Collective Trust”) has filed a registration statement (including the prospectus dated July 1, 2010 and any supplements thereto) and related free writing prospectuses (collectively, the “Prospectus”) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus in that registration statement and other documents the Collective Trust has filed with the SEC for more complete information about the Collective Trust and this offering. You may get these documents free of charge by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, you can request the Prospectus from the trustee of the Collective Trust by calling toll free (800) 348-2272 or at http://www.abaretirement.com/docs/sites/1/ABA_Program_Prospectus.pdf.

Release Date: 06-30-2010
Balanced Fund

Benchmark	Category
Blended Benchmark	Moderate Allocation

Investment Information

Investment Strategy

The Balanced Fund’s investment objective is to achieve both current income and capital appreciation. The Balanced Fund normally maintains between 40% and 70% of its total assets in publicly traded common stocks and other equity-type securities (including convertible securities) and between 30% and 60% of its total assets in medium- to long-term nonconvertible debt securities with varying maturities (including bonds, notes, debentures, equipment trust certificates, asset-backed securities and mortgage-related securities) and money market instruments. The Balanced Fund varies the portion of its assets invested in equity securities, debt securities and money market instruments to achieve the Fund’s investment objective based upon economic conditions, the general level of common stock prices, interest rates and other relevant considerations, including the risks associated with each investment medium.

Fees and Expenses as of 06-30-10
Total Expense Ratio	1.12%
Sales Charge	0.00%
12b-1 Fee	0.00%

Operations and Management

Fund Inception Date	01-02-92
Trustee	State Street Bank NH
Subadvisor	Columbus Circle Investors C.S. McKee, LP Delaware Investment Advisers PIMCO LLC (US) Jennison Associates LLC State Street Global Advisors

Volatility Analysis

In the past, this investment has shown a relatively small range of price fluctuations relative to other investments.

Best 3 Month Return	Worst 3 Month Return
15.66%	-20.46%
(Mar ‘09 - May ‘09)	(Sep ‘08 - Nov ‘08)

Notes

Units in the Balanced Fund are no longer offered, although assets in the Fund will remain so invested until they are transferred to another investment option. The Balanced Fund achieves its investment objective by investing in equity securities through the Large Cap Equity Fund and in debt securities and money market instruments through the Bond Core Plus Fund. Please refer to the Fund Profiles for these Funds for more detailed information. The Blended Benchmark is a blend of 60% Russell 1000 Index and 40% Barclays Capital U.S. Aggregate Bond Index. See the Prospectus and any supplements thereto for more information, as well as the attached Disclosure page. This Fund participates in securities lending. See the Prospectus for risks related to securities lending.

Performance

Performance Disclosure: The performance data quoted represents past performance and does not guarantee future results. The investment return and principal value of an investment will fluctuate; thus an investor’s shares, when redeemed, may be worth more or less than their original cost.

Current performance may be lower or higher than return data quoted herein. For more current information including month-end performance, please call (800) 348-2272 or visit www.abaretirement.com. Please refer to the performance section of the disclosure page for more information.

Hypothetical Growth of $10,000 start date 12-31-99	06-30-10
Fund	$13,225
Benchmark	$12,674

Portfolio Analysis

©2010 Morningstar, Inc., Morningstar Investment Profiles™ 312-696-6000. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of information. Past performance is no guarantee of future performance. Visit our investment website at www.morningstar.com.	Page 1 of 3

Disclosure

You should consider the investment objectives, risks, charges and expenses of the investment options carefully before investing. Certain units of the collective investment Funds offered under the Collective Trust that serve as investment options under the Program (each, a “Fund” and collectively, the “Funds”) are exempt from securities registration. In those instances, the Program Prospectus, as supplemented, serves as the Program disclosure document. Please refer to the most recent Program Prospectus for such information. For a copy of the Program Prospectus with more complete information, including charges and expenses associated with the Program, or to speak with a Plan Consultant, call (800) 826-8901, visit www.abaretirement.com or write to: ABA Retirement Funds, P.O. Box 5142, Boston, MA 02206-5142. Please read the information carefully before investing. For e-mail inquiries contact: contactus@abaretirement.com.

Performance

Total return reflects performance after adjustment for fees and expenses. Each Fund’s performance is compared with that of a comparable market index or other benchmark. The market index or benchmark is a portfolio of specified securities and the benchmark does not reflect any initial or ongoing expenses. A Fund’s portfolio may differ significantly from the securities that comprise the benchmark. The performance of the Fund’s benchmark since the Fund’s inception is not shown because that information is not available to Morningstar.

The past performance of a Fund or benchmark is no guarantee of future performance.

Best and Worst 3 Month Performance

Morningstar calculates best and worst 3-month period (in percentage terms) in-house on a monthly basis.

Best 3-month Period: The highest total return a Fund has posted in a consecutive three-month period over the trailing 15 years, or if a Fund does not have 15 years of history, since the Fund’s inception date.

Worst 3-month Period: The lowest total return the Fund has posted in a consecutive three-month period over the trailing 15 years, or if a Fund does not have 15 years of history, since the Fund’s inception date.

The past performance of a Fund is no guarantee of future performance.

Growth of $10,000

Growth of $10,000 shows a Fund’s performance based on how $10,000 invested in the Fund would have grown over time. The growth of $10,000 begins at the date of the Fund’s inception, or the first year listed, whichever is applicable. Located along with the Fund’s performance is information that represents the growth of $10,000 at the rate of the record of an index or other benchmark for that same period of time. The inclusion of the information on the index or benchmark allows investors to compare the performance of the Fund with the performance of the index or benchmark. The past performance of a Fund or benchmark is no guarantee of future performance.

Morningstar Style Box™

The Morningstar Style Box displays a Fund’s investment

strategy. For equity Funds and fixed-income Funds, respectively, the vertical axis shows the average market capitalization of the stocks owned or the average credit quality of the bonds owned. The horizontal axis shows investment style (value, blend or growth) for stocks or interest rate sensitivity as measured by a bond’s duration (short, intermediate or long) for bonds. Duration is a measure of interest-rate sensitivity - the longer a Fund’s duration, the more sensitive the Fund is to shifts in interest rates. The Style Boxes are qualified by the information set forth in the Program Prospectus relating to a Fund. Please refer to the strategy, investment guidelines and restrictions and risk factors of a Fund as set forth in the Program Prospectus. The “Summary of Funds” chart contained in the Program Prospectus also provides additional information on a Fund’s risk to principal, estimated maturity or duration, primary source of potential return and volatility of return, as applicable.

Fees and Expenses

Reflects the annualized expense ratio of a Fund based on total assets of the Program as of the date of the Fund Profile and utilizing fee rates in effect as of the date of the Fund Profile. All performance is reported net of these charges. The asset-based fees charged against the Funds accrue daily and vary in amount to some degree depending on the total assets of the Program. Please refer to the Program Prospectus for a detailed breakdown of fees and expenses.

Risks

As with any investment, you could lose money on your investment. The unit value of each Fund normally changes daily based on changes in the value of the securities that the Fund holds. The investment strategies that the investment advisors use may not produce the intended results. For detailed information about these risks, please refer to the Program Prospectus.

The Funds offered under the Collective Trust are not mutual funds and are not registered as investment companies under the Investment Company Act of 1940 and, therefore, are not subject to compliance with the requirements of such act or the protections afforded thereunder. In addition, Units of the Funds are not deposits of or obligations of, or guaranteed or endorsed by, State Street Bank and Trust Company, State Street Global Advisors, State Street, or its affiliates, are not insured by the Federal Deposit Insurance Corp., the Federal Reserve Board, or any other agency, and involve risks including the possible loss of principal. Please review the Program Prospectus for complete information regarding the Funds and the Program, including fees and expenses. The Glossary of Terms set forth below contains definitions of, and additional information with respect to, the terms used herein and is an integral part hereof.

Glossary of Terms

Benchmark: An index or other standard against which a Fund’s performance is measured. A large capitalization U.S. stock fund’s returns, for instance, are often compared with those of the S&P 500 index.

Capital appreciation: An increase in the price of a security. This is one of the two primary sources of an investor’s total return. The other primary source is income.

Composition: A portfolio’s composition will tell you something about its risk level. Funds that hold a large percentage of assets in cash usually carry less risk because not all of their holdings are as exposed to market movements. A pie chart is used to help you see how much of your investment consists of stocks, bonds, or cash, as well as foreign securities.

Coupon: A bond coupon refers to the periodic interest payments that a bond holder receives for holding a bond.

Credit analysis: For corporate-bond and municipal bond funds, credit analysis projects the quality of the domestic U.S. and non-U.S. bonds in a Fund’s portfolio. Credit quality can influence the returns of portfolios that invest heavily in bonds. The Credit Analysis graph shows the percentage of Fund assets that is invested in securities rated in each of the major credit ratings, as determined by Standard & Poor’s or Moody’s (which are major rating agencies). At the top of the ratings are AAA bonds. Bonds within a BBB rating are in the lowest category that is still considered to be of investment grade. Bonds that are rated at or lower than BB (often called junk bonds or high-yield bonds) are considered to be quite speculative and are more risky than higher-rated credits. Any bonds that appear in the NR/NA category are either not rated by Standard & Poor’s or Moody’s or did not have a rating available.

Duration: A measure of the sensitivity of the price (the value of principal) of a fixed-income investment to a change in interest rates. Duration is expressed as a number of years. Rising interest rates mean falling bond prices, while declining interest rates mean rising bond prices. The longer the duration, the greater the interest-rate risk or reward for bond prices.

Equity: Another term for stock, which is issued by a corporation and generally trades on an exchange.

Expense ratio: Reflects the annualized expense ratio of a Fund based on total assets of the Program as of the date of the Fund Profile and utilizing fee rates in effect as of the date of the Fund Profile. All performance is reported net of these charges. The asset-based fees charged against the Funds accrue daily and vary in amount to some degree depending on the total assets of the Program. Please refer to the Program Prospectus for a detailed breakdown of fees and expenses.

Growth: There are two common uses of the word growth in the investment industry. In one sense, growth refers to an increase in a firm’s profits or sales. In the other sense, growth refers to a style of investing in which investment advisors seek to invest in firms with rapidly increasing profits or sales, often focusing less on the relative value of the prices they pay for such stocks.

Income: Payment to an investor of a dividend on a stock or of interest on a bond. Income is one of the two primary sources of total return, the other being capital appreciation.

Index: As a noun, index refers to a benchmark, such as the S&P 500 Index, that is used to assess a Fund’s performance. As a verb, it refers to the practice of buying and holding the securities that comprise an index, or securities that are representative of an index. However, it is not possible to invest directly in an index.

Interest-rate risk: Interest-rate risk represents vulnerability to changes to interest rates. When interest rates rise, the

©2010 Morningstar, Inc., Morningstar Investment Profiles™ 312-696-6000. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of information. Past performance is no guarantee of future performance. Visit our investment website at www.morningstar.com.	Page 2 of 3

Disclosure

prices of bonds and other income-oriented securities tend to fall. The longer the duration for a bond or Fund, the greater its interest-rate risk.

Market capitalization: The value of a company based on the current selling price of its stock and the number of shares it has issued. Market capitalization equals the number of shares outstanding multiplied by the share price.

Morningstar separates stock portfolio holdings into five market-capitalization groups: Giant, Large, Medium, Small and Micro. Of the 5,000 largest domestic stocks in Morningstar’s equities database, the top 1% are categorized as Giant, the next 4% are Large, the next 15% are Medium, the next 30% are Small and the remaining 50% are Micro. Stocks outside of the largest 5,000 are also classified as Micro.

A Fund’s market capitalization is also used to determine the vertical axis of the Morningstar Equity Style Box for each fund.

Market risk: The risk posed by general movements in the stock or bond market. Investments that are most sensitive to movements in these markets (as measured by r-squared and beta) are considered to have the greatest market risk, while investments that are least sensitive to movements in these markets are considered to have the least market risk.

Maturity: Maturity measures the average time period (in years) from a given date to the date on which the bonds in a Fund’s portfolio are due to be paid. A longer maturity indicates higher sensitivity to interest rate fluctuations.

Net Asset Value (NAV): A Fund’s price per unit value. The per unit dollar value of the Fund is calculated by dividing the total assets of all the holdings in its portfolio, less any liabilities, by the number of Fund units outstanding.

Objective: Indicates a particular Fund’s investment goals, described in the Program’s Prospectus.

Principal: The face value of a bond that its owner is owed at maturity. The term also refers to the amount invested in a fund or security, independent of any earnings or losses on the investment.

Real Estate Investment Trusts (REITs): A company that invests in multiple real-estate properties. REITs generally trade on major stock exchanges and are held by many mutual funds. The portfolios of certain Funds, including the Real Asset Return Fund and select Retirement Date Funds and Target Risk Funds, contain REITs. Any REITs in a Fund’s portfolio are included as U.S. stocks in the Portfolio Analysis module and are listed under Financial Service in the Morningstar Sectors module.

Regional exposure: The percentage of assets a Fund has invested in various regions of the world. Regional exposure is an important determinant of the return of world and foreign funds.

Sector weightings: Morningstar determines how much of each investment is held in each of the 10 major industrial sectors, which are listed on the Fund Profile page in order from those perceived to be least risky (utilities) to most risky (technology). For domestic-stock Funds, sector weightings provide another means of understanding the relative riskiness of different investment strategies. If a Fund’s sector allocation is similar to the overall market (as measured by the S&P 500 index) then the Fund’s investment advisor is likely following a more conservative style. If the investment advisor heavily overweights or underweights individual sectors, then the Fund’s strategy typically takes on more risk.

Security: This term can refer to any financial asset, including stocks, bonds, and some derivative issues which offers evidence of debt or equity.

Standard Deviation: A statistical measure of the volatility of a Fund’s returns.

Top holdings: A Fund’s top holdings show which securities (stocks or bonds) are held in the largest concentration and thus can be expected to have the most influence on the Fund’s returns. The percentage of assets of the portfolio each holding represents provides an indication of the Fund’s level of risk. For example, for an actively-managed equity Fund, more conservative investment advisors will usually devote no more than 3% to 4% of the Fund’s total assets to their favorite stocks, while more aggressive investment advisors may allocate 7%, 8%, or an even greater percentage of assets to their top picks. The total weighting of the top five holdings is also a measure of an investment advisor’s risk tolerance. Those who restrict the total amount of the top five holdings to 15% of assets or less are generally more conservative, while those who devote more than 25% may be considered more aggressive.

Total return: The combined profits of a Fund, including undistributed capital gains, capital appreciation, distributed capital gains, and ordinary income.

Volatility Measure: The volatility measure shows where a Fund ranks relative to all mutual funds with similar holdings. Various events, factors and conditions could materially affect performance and could materially change the volatility, risk and investment return characteristics of a Fund. Please refer to the strategy, investment guidelines and restrictions, and risk factors of a Fund as set forth in the Program Prospectus. The “Summary of Funds” chart contained in the Program Prospectus also provides additional information on a Fund’s risk to principal, estimated maturity or duration, primary source of potential return and volatility of return, as applicable.

Low: A Fund with a low volatility measure has, in the past, shown a smaller range of price fluctuations relative to other Funds within the category. Consequently, a Fund so measured may appeal to investors looking for a more conservative investment strategy.

Moderate: A Fund with moderate volatility has, in the past, shown a relatively moderate range of price fluctuations relative to other Funds within the category. The Fund may experience larger or smaller price declines or price increases depending on market conditions.

High: A Fund with high volatility has, in the past, shown a wide range of price fluctuations relative to other Funds within the category. The Fund may experience significant price increases in favorable markets or be prone to undergo larger price declines in adverse markets.

The volatility measure is not displayed for Funds with fewer than three years of history.

C09-1123-029 (11/09)

©2010 Morningstar, Inc., Morningstar Investment Profiles™ 312-696-6000. All rights reserved. The information contained herein: (1) is proprietary to Morningstar and/or its content providers; (2) may not be copied or distributed and (3) is not warranted to be accurate, complete or timely. Neither Morningstar nor its content providers are responsible for any damages or losses arising from any use of information. Past performance is no guarantee of future performance. Visit our investment website at www.morningstar.com.	Page 3 of 3